SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 9, 2012

List of materials

Documents attached hereto:

i) Press release announcing Year-End dividends.

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075

Notice Regarding Year-End Dividend
for the Fiscal Year Ended March 31, 2012

Sony Corporation (the “Corporation”) approved, at the meeting of its Board of Directors held on May 9, 2012, the year-end dividends on shares of common stock of the Corporation for the fiscal year ended March 31, 2012 as follows:

I. Details of Year-End Dividend

	Details of resolution	Latest dividend forecast (as of February 2, 2012)	FY 2010 Year-end dividends (Actual)
Record date	March 31, 2012	March 31, 2012	March 31, 2011
Dividend per share	¥12.50	Undetermined	¥12.50
Total amount of dividends	¥12,545 million	―	¥12,545 million
Dividend payment starting date	June 6, 2012	―	June 9, 2011
Source of dividends	Retained earnings	―	Retained earnings

II. Reasons for Determination of Dividend Amount

The Corporation believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders, and it is the Corporation’s policy to strive for the perpetuation of stable dividends.  The Corporation made its decision with respect to the year-end dividend for the fiscal year ended March 31, 2012, to pay the same amount of dividend per share as the previous fiscal year, based on the policy outlined above.

(Reference) Dividend Actual

	Dividend per share
	Interim dividend	Year-end dividend	Annual dividend (total)
FY 2011 (ended March 31, 2012)	¥12.50	¥12.50	¥25.00
FY 2010 (ended March 31, 2011)	¥12.50	¥12.50	¥25.00